December 15, 2008

VIA EDGAR

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:	GFI Group Inc.
Form 10-K for the fiscal year ended December 31, 2007
File No. 000-51103

Dear Ms. Garnett:

This letter sets forth the responses of GFI Group Inc. (the “Company”), a Delaware corporation, to the comment letter (the “Comment Letter”) dated December 5, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and filed on February 29, 2008 (the “Annual Report”).  To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type followed immediately by our response.

Item 1. Business

Website Access to Reports, page 4

1.                                      Please revise to update in future filings the address of the SEC’s public reference room to 100 F. Street, N.E., Room 1580, Washington D.C. 20549.  See Item 101(e)(2) of Regulation S-K.

The Company confirms to the Staff that in future filings the Company will update the address of the SEC’s public reference room as indicated.

Item 9A. Controls and Procedures, page 105

2.                                      Please confirm that you will include in future filings a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on the registrant’s internal control over financial reporting.  Refer to Item 308(a)(4) of Regulation S-K.

The Company confirms to the Staff that in future filings the Company will include a statement that the registered public accounting firm that audited the financial statements of the Company included in the Annual Report has issued an attestation report.

*              *              *

In connection with these responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings, (ii) the Staff’s comments or changes to our disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments regarding this letter please contact me at (212)968-2023 or Scott Pintoff, the Company’s General Counsel, at (212) 968-2954.

Sincerely,

/s/ James A. Peers

James A. Peers
Chief Financial Officer

cc:	Milbank, Tweed, Hadley and McCloy LLP
Albert A. Pisa, Esq.